August 18, 2023

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Kevin Woody Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Registration Statement on Form F-4 Filed July 31, 2023 File No. 333-270047

Dear Ms. Hooker:

This letter is submitted on behalf of Carbon Revolution Public Limited Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 4 to the Company’s Registration Statement on Form F-4 filed on July 31, 2023 (the “Fourth Amended Registration Statement”), as set forth in your letter dated August 10, 2023 addressed to David Nock, General Counsel of Carbon Revolution Ltd. (the “Comment Letter”). The Company is concurrently filing its Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Fourth Amended Registration Statement, and page references in the responses refer to Amendment No. 5. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 4 to Registration Statement on Form F-4

General

1.
We note that Carbon Revolution provided financial information which included revenues for the quarter ended June 30, 2023. Please include the financial information that has been made publicly available in your next amendment. See Item 8.A.5 of Form 20-F.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 209, 210, 231, 232 and 233 of Amendment No. 5 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 5 to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,
/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP